FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




--------------------------------------------------------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                             ---------------------

                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        DATE OF REPORT: NOVEMBER 14, 2005

                             ---------------------

                          COMMISSION FILE NUMBER 1-7436

                                  HSBC USA INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                 MARYLAND                                13-2764867
        (STATE OF INCORPORATION)            (IRS EMPLOYER IDENTIFICATION NUMBER)

  452 FIFTH AVENUE, NEW YORK, NEW YORK                     10018
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                 (ZIP CODE)


                                 (212) 525-3735
               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE

      Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

      ( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

      ( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

      ( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

      ( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

--------------------------------------------------------------------------------

ITEM 7.01. REGULATION FD DISCLOSURE
--------------------------------------------------------------------------------

Financial supplement pertaining to the financial results of HSBC Finance Corporation and HSBC USA Inc. for the quarter and nine months ended September 30, 2005. The information included in the financial supplement with respect to HSBC Finance Corporation and HSBC USA Inc. on a combined basis is presented on an International Financial Reporting Standards ("IFRS") basis. The information included in the financial supplement with respect to HSBC Finance Corporation is presented on a management basis and an IFRS management basis. IFRS basis is a non-GAAP financial measure that represents U.S. GAAP as adjusted in accordance with IFRS. Management basis is a non-GAAP financial measure derived from U.S. GAAP reported results that eliminates, among other things, mortgage and private label receivable transfers to HSBC Bank USA, N.A., an affiliate of HSBC Finance Corporation, and related intercompany activities, as well as the intercompany fees paid to HSBC Bank USA, N.A. as the originating lender for HSBC Finance Corporation's income tax refund anticipation loan program, and assumes that securitized receivables have not been sold and remain on our balance sheet. IFRS management basis is a non-GAAP financial measure that represents management basis as adjusted in accordance with IFRS.

This information shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act except as otherwise expressly stated in such a filing.

ITEM 9.01. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS
--------------------------------------------------------------------------------

      (a)  Financial statements of businesses acquired.

           Not applicable.

      (b)  Pro forma financial information.

           Not applicable.

      (c)  Exhibits.



NO.   EXHIBIT
---   --------------------------------------------------------------------------

99    Financial supplement.



                                        2

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          HSBC USA INC.
                                          (Registrant)

                                          By: /s/ Joseph R. Simpson
                                            ------------------------------------
                                            Joseph R. Simpson
                                            Chief Accounting Officer


Dated: November 14, 2005


(LARGE HSBC LOGO)

                            HSBC Finance Corporation
                                       and
                                  HSBC USA Inc.
      Supplement to the Forms 10-Q for the period ended September 30, 2005

                                                                  November, 2005

Forward Looking Statements
--------------------------------------------------------------------------------

      THIS DOCUMENT, AND SUBSEQUENT DISCUSSION, CONTAINS CERTAIN FORWARD-LOOKING INFORMATION WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF HSBC HOLDINGS PLC, HSBC FINANCE CORPORATION, HSBC USA INC. AND HSBC NORTH AMERICA HOLDINGS INC. THIS INFORMATION REPRESENTS EXPECTATIONS OR BELIEFS CONCERNING FUTURE EVENTS AND IS SUBJECT TO UNKNOWN RISKS AND UNCERTAINTIES. THIS INFORMATION SPEAKS ONLY AS OF THE DATE ON WHICH IT IS PROVIDED. ADDITIONAL DETAILED INFORMATION CONCERNING IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IS AVAILABLE IN THE HSBC HOLDINGS PLC ANNUAL REPORT, HSBC FINANCE CORPORATION ANNUAL REPORT ON FORM 10-K, AND HSBC USA INC. ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004. PLEASE FURTHER BE ADVISED THAT REGULATION FD PROHIBITS HSBC REPRESENTATIVES FROM ANSWERING CERTAIN, SPECIFIC QUESTIONS DURING THE Q&A SESSION.

                                                               (SMALL HSBC LOGO)


                                                                               2

Basis of Reporting
--------------------------------------------------------------------------------

o INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSS") Prior to January 1, 2005, HSBC Holdings plc ("HSBC") reported results on a U.K. GAAP basis. The European Union has determined that all European listed companies will be required to prepare their consolidated financial statements using IFRSs by 2005. As a result, HSBC began reporting its financial results under IFRSs rather than U.K. GAAP with its release of interim financial results for the six months ended June 30, 2005.

o HSBC FINANCE CORPORATION - MANAGED BASIS (a non-GAAP financial measure) assumes that securitized customer loans have not been sold and remain on our balance sheet.

o HSBC FINANCE CORPORATION - MANAGEMENT BASIS In addition to managed basis reporting, we also monitor our operations and evaluate trends on a Management basis (a non-GAAP financial measure). Management basis reporting, in addition to the managed basis adjustments, assumes that the Mortgages and Private Label customer loans transferred to HSBC's U.S. banking subsidiary, HSBC Bank USA, N.A. ("HSBC Bank USA"), have not been sold and remain on the balance sheet, and that the funding facility with HSBC Bank USA as the originating lender for our taxpayer refund anticipation loan program is not in place. We also monitor our operations and evaluate trends on a management basis because the customer loan sales to HSBC Bank USA were conducted primarily to more appropriately fund prime customer loans within the HSBC Group and such customer loans continue to be managed and serviced by

                                                               (SMALL HSBC LOGO)


                                                                               3

Basis of Reporting - continued
--------------------------------------------------------------------------------

o     MANAGEMENT BASIS - CONTINUED

      us without regard to ownership. Furthermore, we also review operating results and make decisions about allocating resources such as employees on a management basis. When reporting on a management basis, net interest income, fee income and loan impairment charges are adjusted to include the activity associated with these customer loans transferred to HSBC Bank USA. Gains on sales and the related servicing fees are eliminated along with the funding facility fees paid to HSBC Bank USA. We believe that management basis information enables readers, investors and other interested parties to better understand the overall performance and related trends of our consumer finance business.

o HSBC FINANCE CORPORATION - IFRS MANAGEMENT BASIS (a non-GAAP financial measure) represents Management Basis plus IFRS adjustments.

o HSBC USA INC. - IFRS represents HSBC USA Inc. U.S. GAAP results plus IFRS adjustments.

o INTERNATIONAL ACCOUNTING STANDARDS ("IAS") LITE MANAGEMENT BASIS excludes application of: IAS 32, "Financial Instruments: Disclosure and Presentation;" IAS 39, "Financial Instruments: Recognition and Measurement;" and IFRS 4, "Insurance Contracts."

                                                               (SMALL HSBC LOGO)


                                                                               4

HSBC Finance Corporation and HSBC USA Inc.
Third Quarter 2005 Highlights - IFRS (A Non-GAAP Measure)
--------------------------------------------------------------------------------

      - Strong underlying business performance supported by good credit experience, customer loan growth and expense trends

      - Impacts of Hurricane Katrina ("Katrina") resulted in $206 million (before tax) of incremental loan impairment charges and $11 million (before tax) of foregone operating income in the quarter

      - Expect higher bankruptcy loan impairment charges in the region of $200 million (before tax) in the fourth quarter due to U.S. bankruptcy legislation, substantially covered by existing allowances

      - Excluding impacts of Katrina, but including additional loan impairment charges for bankruptcy, combined profit for the period for HSBC Finance Corporation and HSBC USA Inc. increased 10% compared to Q3 04 and 4% on a year-to-date basis

                                                               (SMALL HSBC LOGO)


                                                                               5

HSBC Finance Corporation and HSBC USA Inc.
Profit For the Period - IFRS (A Non-GAAP Measure)
--------------------------------------------------------------------------------
(MILLIONS $)



                                                                ----------------------
                                                                 Q3 05         Q3 04
                                                                  IFRS        IAS Lite
                                                                ----------------------

Profit for the Period:
HSBC Finance Corporation                                        $    388      $    517
HSBC USA Inc.                                                        228           337
                                                                --------      --------
   Sub-total                                                         616           854
   Profit for the Period related to transferred assets (1)            72           (99)
                                                                --------      --------
Combined Profit for the Period                                       688           755
   Katrina impact, net of Tax Expense                                139            --
                                                                --------      --------
Combined Profit for the Period, adjusted                        $    827      $    755
                                                                ========      ========


(1) Primarily relates to eliminations of affiliated transactions from the transfer of assets between HSBC Finance Corporation and HSBC USA Inc.

                                                               (SMALL HSBC LOGO)


                                                                               6

HSBC Finance Corporation and HSBC USA Inc.
Profit for the Period - IFRS (A Non-GAAP Measure)
--------------------------------------------------------------------------------
(MILLIONS $)



                                                                Nine months ended September 30,
                                                                -------------------------------
                                                                      2005          2004
                                                                      IFRS        IAS Lite
                                                                -------------------------------

Profit for the Period:
HSBC Finance Corporation                                            $  1,794      $  1,918
HSBC USA Inc.                                                            724           967
                                                                    --------      --------
   Sub-total                                                           2,518         2,885
   Profit for the Period related to transferred assets (1)               233          (105)
                                                                    --------      --------
Combined Profit for the Period                                         2,751         2,780
   Katrina impact, net of Tax Expense                                    139            --
                                                                    --------      --------
Combined Profit for the Period, adjusted                            $  2,890      $  2,780
                                                                    ========      ========


(1) Primarily relates to eliminations of affiliated transactions from the transfer of assets between HSBC Finance Corporation and HSBC USA Inc.

                                                               (SMALL HSBC LOGO)


                                                                               7

HSBC FINANCE CORPORATION AND HSBC USA INC.
THIRD QUARTER 2005 KATRINA IMPACTS - IFRS (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------
(MILLIONS $)



                                 ------------------------------------------
                                   Loan            Foregone
                                 Impairment       Operating        Total
                                  Charges          Income         Pre-tax
                                 ------------------------------------------

Consumer                         $      125      $       --      $      125
Cards                                    55               7              62
                                 ----------      ----------      ----------
   HSBC Finance Corporation             180               7             187
   HSBC USA Inc.                         26               4              30
                                 ----------      ----------      ----------
      Total Katrina Impact       $      206      $       11      $      217
                                 ==========      ==========      ==========


o     Exposure

      -     $1.8 billion of managed customer loans

      -     $1.1 billion secured by Real Estate

o Estimates of loan impairment charges will be refined as more information becomes available

                                                               (SMALL HSBC LOGO)


                                                                               8

--------------------------------------------------------------------------------

                            HSBC Finance Corporation

                                                               (SMALL HSBC LOGO)

HSBC Finance Corporation -Third Quarter 2005 Highlights
IFRS Management Basis (A Non-GAAP Measure)
--------------------------------------------------------------------------------

o     Strong underlying business performance

o Expect higher bankruptcy loan impairment charges in the region of $200 million (before tax) in the fourth quarter due to U.S. bankruptcy legislation, substantially covered by existing allowances

o Adjusting for Katrina, but including additional loan impairment charges for bankruptcy, profit for the period increased 3% from Q3 04 and 6% year-to-date

o     Customer loan growth of 19% year-over-year, with good organic growth

o NIM (Net Interest Margin) compression consistent with the current market environment

o Higher RAR (Risk Adjusted Revenue) driven by credit quality improvements and increased fee generation

o Improved underlying credit results driven by stronger analytics, improved collections, portfolio mix and a favorable economy

      -     Charge-offs down 100 bps compared to Q3 04

      -     2+ delinquency down 80 bps from September 30, 2004

o     Improving expense trends

                                                               (SMALL HSBC LOGO)

HSBC Finance Corporation
IFRS Management Basis (A Non-GAAP Measure)
--------------------------------------------------------------------------------
(MILLIONS $)



                                              -----------------------
                                                Q3 05         Q3 04
                                                IFRS         IAS Lite
                                              -----------------------

Net Interest Income                           $  2,973       $  2,839
Other Operating Income                             614            692
                                              --------       --------
   Total Operating Income                        3,587          3,531
Loan Impairment Charges                          1,430          1,392
Loan Impairment Charges, Katrina related           205             --
Operating Expenses                               1,295          1,290
                                              --------       --------
   Profit Before Tax                               657            849
Tax Expense                                        233            306
                                              --------       --------
   Profit for the Period                           424            543
Katrina impact, net of Tax Expense                 138             --
                                              --------       --------
   Adjusted Profit for the Period             $    562       $    543
                                              ========       ========
Cost Efficiency Ratio                             36.1%          36.5%
Expenses/Average Customer Loans                    3.4%           4.0%


                                                               (SMALL HSBC LOGO)

HSBC Finance Corporation
IFRS Management Basis (A Non-GAAP Measure)
--------------------------------------------------------------------------------
(MILLIONS $)



                                              Nine months ended September 30,
                                              -------------------------------
                                                   2005           2004
                                                   IFRS         IAS Lite
                                                 -----------------------

Net Interest Income                              $  8,807       $  8,481
Other Operating Income                              2,047          2,102
                                                 --------       --------
   Total Operating Income                          10,854         10,583
Loan Impairment Charges                             3,751          3,890
Loan Impairment Charges, Katrina related              205             --
Operating Expenses                                  3,922          3,718
                                                 --------       --------
   Profit Before Tax                                2,976          2,975
Tax Expense                                         1,008            995
                                                 --------       --------
   Profit for the Period                            1,968          1,980
Katrina impact, net of Tax Expense                    138             --
                                                 --------       --------
   Adjusted Profit for the Period                $  2,106       $  1,980
                                                 ========       ========
Cost Efficiency Ratio                                36.1%          35.1%
Expenses/Average Customer Loans                       3.6%           4.0%


                                                               (SMALL HSBC LOGO)

HSBC Finance Corporation
Key Ratios - Management Basis (A Non-GAAP Measure)(1)
--------------------------------------------------------------------------------



          Q3 04      Q4 04(2)     Q1 05       Q2 05       Q3 05
          -----      --------     -----       -----       -----

NIM        7.75%      7.57%        7.13%       7.10%       6.90%
RAR(3)     6.40%      6.52%        6.71%       6.51%       6.60%
ROMA(3)    0.84%      0.74%        1.32%       1.14%       0.80%


(1) Derived from U. S. GAAP reported results and adjusted to management basis as further described on pages 3 and 4.

(2)   Excludes impact of initial FFIEC implementation.

(3) Excludes mark-to-market on derivatives which do not qualify as effective hedges and ineffectiveness associated with qualifying hedges under SFAS
      133. Q3 05 ROMA includes the impact of Katrina $138 million net of tax expense).

                                                               (SMALL HSBC LOGO)

HSBC Finance Corporation
Credit Quality - Management Basis (A Non-GAAP Measure)(1)
--------------------------------------------------------------------------------

(LINE GRAPH)



                     Q3 04        Q4 04        Q1 05        Q2 05        Q3 05
                     -----        -----        -----        -----        -----

Charge-Offs(2)        4.23%        3.84%        3.56%        3.25%        3.20%
RAR(3)                6.40%        6.52%        6.71%        6.51%        6.60%
2+ Delinquency        4.44%        3.95%        3.68%        3.59%        3.60%


(1) Derived from U.S. GAAP reported results and adjusted to management basis as further described on pages 3 and 4.

(2)   Q4 04 excludes impact of initial FFIEC implementation.

(3) Excludes mark-to-market on derivatives which do not qualify as effective hedges and ineffectiveness associated with qualifying hedges under SFAS 133.

                                                               (SMALL HSBC LOGO)

HSBC Finance Corporation
IFRS Management Basis (A Non-GAAP Measure)
--------------------------------------------------------------------------------
Customer Loans
(MILLIONS $)



                                                                        Sept 05 Increase/(Decrease)
                                                                        ---------------------------
                                                                                    %
                                                                        ---------------------------
                                Sept 05       June 05       Sept 04       June 05        Sept 04
                               ------------------------------------     ---------------------------

Branch Real Estate             $ 40,345      $ 39,081      $ 34,462             3%             17%
Correspondent Real Estate        42,774        38,049        29,484            12%             45%
                               --------      --------      --------     ---------      ----------
   Real Estate Secured           83,119        77,130        63,946             8%             30%
MasterCard/Visa (1)              22,605        22,192        20,520             2%             10%
Private Label                    18,706        18,014        17,959             4%              4%
Auto Finance                     11,628        10,838         9,904             7%             17%
Personal Non-credit Card         20,261        19,756        18,595             3%              9%
Commercial and Other                 41            72           142           (43)%           (71)%
                               --------      --------      --------     ---------      ----------
   Total Customer Loans        $156,360      $148,002      $131,066             6%             19%
                               ========      ========      ========     =========      ==========


(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

                                                               (SMALL HSBC LOGO)

HSBC Finance Corporation
Third Quarter 2005 - Business Unit Highlights
--------------------------------------------------------------------------------

                              RETAIL BRANCH CHANNEL
                                (HFC/BENEFICIAL)

o     Good growth in Real Estate Secured products, up 17% year-over-year

      -     Includes both near-prime and subprime segments

o     Continued focus on junior liens and cross selling

o     More granular pricing based on segmentation and risk

o Solid growth in unsecured loans, driven by successful direct mail campaigns

                                 CORRESPONDENT/
                               WHOLESALE CHANNEL

o Continued strong Real Estate Secured volumes; portfolio up 45% year-over-year

o     Expanded junior lien portfolio

o     Expanded distribution through diversifying flow originators

o     Enhanced market pricing segmentation

o     Continued improvement in origination expense ratio

                                                               (SMALL HSBC LOGO)

HSBC Finance Corporation
Third Quarter 2005 - Business Unit Highlights
--------------------------------------------------------------------------------

                                  CREDIT CARD

o Excellent quarter with strong profits, solid organic loan growth and good operating income growth

o Expanded net interest margin by growing non-prime book and repricing efforts

o Strong growth in fee and other operating income due to growing portfolio and higher interchange

o     Underlying credit quality good

o     Risk adjusted revenue up sharply

o     Continued focus on non-prime card sectors

o     Pending Metris acquisition on track for a fourth quarter close

                                 PRIVATE LABEL

o Signed two additional department store merchants, Neiman Marcus and Bon Ton stores

o     Growing commercial card capability including Office Max and Advanced Auto
      Parts

o     Continued strong merchant renewals

o Overall credit quality strong based on continued improvements in front-end underwriting tools and collections management

                                                               (SMALL HSBC LOGO)

HSBC Finance Corporation
Third Quarter 2005 - Business Unit Highlights
--------------------------------------------------------------------------------

                                      AUTO

o     Strong organic growth, principally in the near-prime portfolio

o     Benefit of mix shift is evident in results

o     Expanded distribution through direct channel

o     Optimized collections and active portfolio management

                                  INTERNATIONAL

CANADA

o     Customer loan growth strong

      -     Branch network's strong growth led by secured and unsecured products

      - Growth initiatives in auto business and credit cards off to a good start

o     Continued branch expansion

o     Credit quality stable

UK

o In response to difficult environment, focused on credit and loss mitigation

o In retail branch, increased usage of risk-based pricing and proprietary analytics for risk management

o Credit cards continued focus on risk-based pricing and credit line management

                                                               (SMALL HSBC LOGO)

--------------------------------------------------------------------------------

                                 HSBC USA Inc.

                                                               (SMALL HSBC LOGO)

HSBC USA Inc. - Third Quarter 2005 Highlights
IFRS (A Non-GAAP Measure)
--------------------------------------------------------------------------------

o     Good core loan and deposit growth over 2004

      -     Commercial loan growth of 20%

      -     Total deposit growth of 17%

o     Overall credit quality remains strong

o Adjusting for Katrina and non-recurring items in Q3 04, profit for Q3 05 increased 4%

      - Non-recurring items primarily relate to gain on affiliate sale and third party asset sale

      - 2005 results also impacted by private label purchase premium amortization

o Cost efficiency ratio increased from a year ago largely due to non-recurring items in 2004, effects of private label transfer and impacts of Corporate, Investment Banking and Markets (CIBM)

                                                               (SMALL HSBC LOGO)

HSBC USA Inc.
IFRS (A Non-GAAP Measure)
--------------------------------------------------------------------------------
(MILLIONS $)



                                                 Q3 05          Q3 04
                                                  IFRS       IAS Lite
                                              -----------------------

Net Interest Income                           $    766       $    693
Other Operating Income                             412            371
                                              --------       --------
   Total Operating Income                        1,178          1,064
Loan Impairment Charges                            186             17
Loan Impairment Charges, Katrina related            26             --
Operating Expenses                                 597            499
                                              --------       --------
   Profit Before Tax                               369            548
Tax Expense                                        141            211
                                              --------       --------
   Profit for the Period                           228            337
Katrina impact, net of Tax Expense                  19             --
                                              --------       --------
   Adjusted Profit for the Period             $    247       $    337
                                              ========       ========
Cost Efficiency Ratio                             50.7%          46.9%


                                                               (SMALL HSBC LOGO)

HSBC USA Inc.
IFRS (A Non-GAAP Measure)
--------------------------------------------------------------------------------
(MILLIONS $)



                                              Nine months ended September 30,
                                              -------------------------------
                                                   2005           2004
                                                   IFRS         IAS Lite
                                              -------------------------------

Net Interest Income                              $  2,347       $  2,021
Other Operating Income                              1,127          1,023
                                                 --------       --------
   Total Operating Income                           3,474          3,044
Loan Impairment Charges                               497             (7)
Loan Impairment Charges, Katrina related               26             --
Operating Expenses                                  1,786          1,545
                                                 --------       --------
   Profit Before Tax                                1,165          1,506
Tax Expense                                           441            539
                                                 --------       --------
   Profit for the Period                              724            967
Katrina impact, net of Tax Expense                     19             --
                                                 --------       --------
   Adjusted Profit for the Period                $    743       $    967
                                                 ========       ========
Cost Efficiency Ratio                                51.4%          50.8%


                                                               (SMALL HSBC LOGO)

HSBC USA Inc.
Third Quarter 2005 - Business Unit Highlights
--------------------------------------------------------------------------------

                        PERSONAL FINANCIAL SERVICES (PFS)

o     Good core loan and deposit growth

o     On-line savings product being launched

o Mortgage results improved on strong retail origination volumes and increased value of servicing rights

o Expanded customer service initiatives and established new distribution channels, including 12 branch openings year to date

o Introduced HSBC Premier Investor, a high yield branch-based deposit product, which added over $1 billion since Q3 04

o Expanded in niche markets (Chinese market campaign and Embassy banking business)

                            COMMERCIAL BANKING (CMB)

o Expansion of small business relationships added loans of $450 million and deposits of $1.3 billion since Q3 04. Continue to be the #1 SBA lender in New York state.

o Loan growth from new geographic markets (e.g. Los Angeles, San Francisco, Boston, Miami and Philadelphia)

o Added commercial real estate relationship managers in West Coast and downstate New York, which added loans of $1.0 billion and deposits of over $450 million since Q3 04

                                                               (SMALL HSBC LOGO)

HSBC USA Inc.
Third Quarter 2005 - Business Unit Highlights
--------------------------------------------------------------------------------

                              PRIVATE BANKING (PB)

o Strong operating income growth from Q3 04 and improved balance sheet mix; loan growth of 24%

o     Increasing rates provided opportunity for deposit growth

o Restructured Latin America business and established a global market management team to better serve clients

                          CORPORATE. INVESTMENT BANKING
                               AND MARKETS (CIBM)

o Interest rate and yield curve pressures significantly reduced Money Market and Balance Sheet Management income. Other operating income, particularly in areas where investment has been made, such as global markets trading, improved.

o Business investment strategy remains on course supported by financial and client results. Cost build out mostly completed as platforms are largely in place and benefits realization phase ongoing.

o Improved overall liquidity from Global Transaction Banking deposit gathering initiatives

o Successfully priced the first two MBS whole loan deals and the first agency CMO deal

o Won integrated NAFTA Payments and Cash Management mandate for major corporate client in Logistics sector, an industry first

                                                               (SMALL HSBC LOGO)

(LARGE HSBC LOGO)
--------------------------------------------------------------------------------

                                    APPENDIX

--------------------------------------------------------------------------------

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION INCOME STATEMENT
IFRS MANAGEMENT BASIS


                                                   THREE MONTHS ENDED 9/30/05                Three Months Ended 9/30/04
                                           ------------------------------------------    ------------------------------------------
                                                              IFRS                                  IAS Lite
                                                            MANAGEMENT       IFRS                   Management  IAS Lite
                                              OWNED           BASIS       MANAGEMENT        Owned     Basis   Management
(DOLLARS ARE IN MILLIONS)                     BASIS        ADJUSTMENTS      BASIS           Basis  Adjustments     Basis
                                           -----------     -----------   -----------   ----------- ----------- ---------

Net interest income                        $     2,163     $       810    $     2,973    $     1,969 $     870  $  2,839
Other operating income                           1,102            (488)           614          1,040     (348)       692
                                           -----------     -----------    -----------    ----------- --------- ---------
TOTAL OPERATING INCOME                     $     3,265     $       322    $     3,587    $     3,009 $     522  $  3,531
                                           ===========     ===========    ===========    ============ ======== =========
Loan impairment charges                          1,181             249          1,430          1,123       269     1,392
Loan impairment charges, Katrina related           180              25            205             --        --        --
Operating expenses                               1,483            (188)         1,295          1,408     (118)     1,290
                                           -----------     -----------    -----------    ----------- --------- ---------
Profit before tax                                  421             236            657            478        371       849
Tax expense                                        140              93            233            153       153       306
                                           -----------     -----------    -----------    ----------- --------- ---------
PROFIT FOR THE PERIOD                      $       281     $       143    $       424    $       325 $     218  $    543
                                          ===========     ===========    ===========    ===========  ========  =========

Katrina impact, net of tax expense                  --             138            138             --        --        --
                                           -----------     -----------    -----------    ----------- --------- ---------
ADJUSTED PROFIT FOR THE PERIOD             $       281     $       281    $       562    $       325 $     218  $    543
                                           ===========     ===========    ===========    =========== ========= =========

COST EFFICIENCY RATIO:
   Total operating expenses                $     1,483     $      (188)   $     1,295    $     1,408 $   (118)  $  1,290
   Policyholders' benefits                        (109)            109             --            (93)       93        --
                                           -----------     -----------    -----------    ----------- --------- ---------
   Total operating expenses, excluding
      policyholders' benefits                    1,374             (79)         1,295          1,315      (25)     1,290
                                           -----------     -----------    -----------    ----------- ---------  --------
   Net interest income and
      other operating income                     3,265             322          3,587          3,009       522     3,531
   Policyholders' benefits                        (109)            109             --            (93)       93        --
                                           -----------     -----------    -----------    ----------- ---------  --------
   Net interest income and other
      operating income, excluding
      policyholders' benefits              $     3,156     $       431    $     3,587    $     2,916  $    615 $   3,531
                                           -----------     -----------    -----------    ----------- ---------  --------
COST EFFICIENCY RATIO                             43.5%             --           36.1%          45.1%       --     36.5%
                                           ===========     ===========    ===========    =========== ========= =========

ADJUSTED PROFIT FOR THE PERIOD GROWTH:
   Profit for the period                   $       281     $       281    $       562    $       325  $    218 $     543
   IFRS management basis profit for
      the period growth:
      9/30/05 compared to 9/30/04                                                   3%                               --
                                           ===========     ===========    ===========    ===========  ======== ========

                                        1

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION INCOME STATEMENT
IFRS MANAGEMENT BASIS


                                                    NINE MONTHS ENDED 9/30/05                 Nine Months Ended 9/30/04
                                           ------------------------------------------    ------------------------------------------
                                                              IFRS                                  IAS Lite
                                                            MANAGEMENT       IFRS                  Management   IAS Lite
                                              OWNED           BASIS        MANAGEMENT       Owned     Basis   Management
(DOLLARS ARE IN MILLIONS)                     BASIS        ADJUSTMENTS       BASIS          Basis  Adjustments       Basis
                                           -----------     -----------    -----------    ----------  --------  ---------

Net interest income                        $     6,086     $     2,721    $     8,807    $     5,719 $  2,762  $   8,481
Other operating income                           3,688          (1,641)         2,047          3,315  (1,213)      2,102
                                           -----------     -----------    -----------    ----------- --------  ---------
TOTAL OPERATING INCOME                     $     9,774     $     1,080    $    10,854    $     9,034 $  1,549  $  10,583
                                           ===========     ===========    ===========    =========== ========  =========
Loan impairment charges                          3,053             698          3,751          3,048      842      3,890
Loan impairment charges, Katrina related           180              25            205             --       --         --
Operating expenses                               4,467            (545)         3,922          4,139    (421)      3,718
                                           -----------     -----------    -----------    ----------- --------  ---------
Profit before tax                                2,074             902          2,976          1,847     1,128      2,975
Tax expense                                        695             313          1,008            619      376        995
                                           -----------     -----------    -----------    ----------- --------  ---------
PROFIT FOR THE PERIOD                      $     1,379     $       589    $     1,968    $     1,228 $    752  $   1,980
                                           ===========     ===========    ===========    =========== ========  =========

Katrina impact, net of tax expense                  --             138            138             --       --         --
ADJUSTED PROFIT FOR THE PERIOD             $     1,379     $       727    $     2,106    $     1,228 $    752  $   1,980
                                           ===========     ===========    ===========    =========== ========   ========

COST EFFICIENCY RATIO:
   Total operating expenses                $     4,467     $      (545)   $     3,922    $     4,139 $  (421)  $   3,718
   Policyholders' benefits                        (347)            347             --           (299)     299         --
                                           -----------     -----------    -----------    ----------- --------   --------
Total operating expenses, excluding
      policyholders' benefits                    4,120            (198)         3,922          3,840    (122)      3,718
                                           -----------     -----------    -----------    ----------- --------   --------
Net interest income and other
      operating income                           9,774           1,080         10,854          9,034    1,549     10,583
   Policyholders' benefits                        (347)            347             --           (299)     299         --
                                           ===========     ===========    ===========    =========== ========  =========
   Net interest income and other
      operating income, excluding
      policyholders' benefits              $     9,427     $     1,427    $    10,854    $     8,735 $  1,848 $   10,583
                                           -----------     -----------    -----------    ----------- --------  ---------
COST EFFICIENCY RATIO                             43.7%             --           36.1%          44.0%      --      35.1%
                                           ===========     ===========    ===========    =========== ========  =========

ADJUSTED PROFIT FOR THE PERIOD GROWTH:
   Profit for the period                   $     1,379     $       727    $     2,106    $     1,228 $    752 $    1,980
   IFRS management basis profit for
      the period growth:                                                            6%
                                           ===========     ===========    ===========    =========== ========  =========


                                        2

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
MANAGEMENT BASIS


                                                                  THREE MONTHS ENDED
                                                                  ------------------
                                                      SEPTEMBER 30, 2005     SEPTEMBER 30, 2004
                                                      ------------------     ------------------
                                                              (DOLLARS ARE IN MILLIONS)

RETURN ON AVERAGE ASSETS:
Profit for the period:
   Owned basis                                            $      281             $      325
   Management basis adjustments                                   31                     26
                                                          ----------             ----------
   Management basis                                       $      312             $      351
                                                          ----------             ----------
Adjusted profit for the period:
   Owned basis                                            $      281             $      325
   Management basis adjustments                                   31                     26
   Derivative adjustments                                         43                    (34)
                                                          ----------             ----------
   Management basis adjusted for derivatives              $      355             $      317
                                                          ----------             ----------
Average assets:
   Owned basis                                            $  141,765             $  124,512
   Management basis adjustments                               28,452                 26,282
                                                          ----------             ----------
   Management basis                                       $  170,217             $  150,794
                                                          ----------             ----------
Return on average owned assets                                    .8%                   1.0%
Return on average management assets                               .7                     .9
Return on average management assets, adjusted
   for derivatives                                                .8                     .8
                                                          ==========             ==========

MANAGED BASIS RISK ADJUSTED REVENUE:
Net interest income                                       $    2,340             $    2,550
Other operating income, excluding securitization
   revenue and the mark-to-market on derivatives
   which do not qualify as effective hedges and
   ineffectiveness associated with qualifying
   hedges under SFAS No. 133                                   1,185                    916
Less: Net charge-offs                                         (1,052)                (1,363)
                                                          ----------             ----------
Risk adjusted revenue                                     $    2,473             $    2,103
                                                          ----------             ----------
Management basis adjustments:
Net interest income                                       $      339             $       51
Other operating income, excluding securitization
   revenue and the mark-to-market on derivatives
   which do not qualify as effective hedges and
   ineffectiveness associated with qualifying
   hedges under SFAS No. 133                                     (89)                    (5)
Less: Net charge-offs                                           (158)                    (2)
                                                          ----------             ----------
Risk adjusted revenue, management basis adjustments       $       92             $       44
                                                          ----------             ----------
Management basis:
Net interest income                                       $    2,679             $    2,601
Other operating income, excluding securitization
   revenue and the mark-to-market on derivatives
   which do not qualify as effective hedges and
   ineffectiveness associated with qualifying
   hedges under SFAS No. 133                                   1,096                    911
Less: Net charge-offs                                         (1,210)                (1,365)
                                                          ----------             ----------
Risk adjusted revenue, management basis                   $    2,565             $    2,147
                                                          ----------             ----------
Average interest-earning assets:
   Managed basis                                          $  134,817             $  129,497
   Management basis adjustments                               20,806                  4,719
                                                          ----------             ----------
   Management basis                                       $  155,623             $  134,216
                                                          ----------             ----------
Managed basis risk adjusted revenue                              7.3%                   6.5%
Management basis risk adjusted revenue                           6.6                    6.4
                                                          ==========             ==========

NET INTEREST INCOME:
Net interest income:
   Owned basis                                            $    2,163             $    1,969
   Management basis adjustments                                  516                    632
                                                          ----------             ----------
   Management basis                                       $    2,679             $    2,601
                                                          ----------             ----------
Average interest-earning assets:
   Owned basis                                            $  127,038             $  107,955
   Management basis adjustments                               28,585                 26,261
                                                          ----------             ----------
   Management basis                                       $  155,623             $  134,216
                                                          ----------             ----------
Owned basis net interest margin                                  6.8%                   7.3%
Management basis net interest margin                             6.9                    7.8
                                                          ==========             ==========



                                        3

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
MANAGEMENT BASIS

                                                                THREE MONTHS ENDED
                                                                ------------------
                                                      SEPTEMBER 30, 2005    SEPTEMBER 30, 2004
                                                      ------------------    ------------------
                                                             (DOLLARS ARE IN MILLIONS)

CONSUMER NET CHARGE-OFF RATIO:
Consumer net charge-offs:
   Owned basis                                            $      902            $      969
   Management basis adjustments                                  308                   396
                                                          ----------            ----------
   Management basis                                       $    1,210            $    1,365
                                                          ----------            ----------
Average consumer receivables:
   Owned basis                                            $  123,163            $  102,821
   Management basis adjustments                               28,579                26,266
                                                          ----------            ----------
   Management basis                                       $  151,742            $  129,087
                                                          ----------            ----------
Owned basis consumer net charge-off ratio                        2.9%                  3.8%
Management basis consumer net charge-off ratio                   3.2                   4.2
                                                          ==========            ==========

TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY RATIO:
Consumer 2+ delinquency:
   Owned basis                                            $    4,861            $    4,702
   Management basis adjustments                                  830                 1,117
                                                          ----------            ----------
   Management basis                                       $    5,691            $    5,819
                                                          ----------            ----------
Consumer receivables:
   Owned basis                                            $  128,524            $  106,130
   Management basis adjustments                               27,631                25,037
                                                          ----------            ----------
   Management basis                                       $  156,155            $  131,167
                                                          ----------            ----------
Owned basis consumer 2+ delinquency ratio                        3.8%                  4.4%
Management basis consumer 2+ delinquency ratio                   3.6                   4.4
                                                          ==========            ==========


                                        4

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION CUSTOMER LOANS
IFRS MANAGEMENT BASIS


                                 AS AT SEPTEMBER 30, 2005            As at June 30, 2005        As at September 30, 2004
                           --------------------------------- --------------------------------- -------------------------
                                         IFRS                              IFRS                           IFRS
                                      MANAGEMENT     IFRS               Management     IFRS            Management   IFRS
                              OWNED     BASIS      MANAGEMENT  Owned      Basis      Management  Owned  Basis Management
(DOLLARS ARE IN MILLIONS)     BASIS  ADJUSTMENTS     BASIS     Basis   Adjustments     Basis     Basis Adjust-     Basis
                                                                                                        ments
                            -------- -----------  ----------- -------- -----------  ----------- ------- -------- -------
Branch real estate          $ 40,236 $       109  $    40,345 $ 39,091 $       (10) $    39,081 $ 34,000 $ 462 $ 34,462
Correspondent real estate     37,894       4,880       42,774   32,839       5,210       38,049   24,726 4,758   29,484
                            -------- -----------  ----------- -------- -----------  ----------- -------- ----- ---------
Real estate secured           78,130       4,989       83,119   71,930       5,200       77,130   58,726  5,220   63,946

MasterCard/Visa (1)           18,974       3,631       22,605   17,421       4,771       22,192   11,666 8,854   20,520
Private label                  2,777      15,929       18,706    2,905      15,109       18,014   14,000 3,959   17,959
Auto finance                  10,137       1,491       11,628    8,997       1,841       10,838    6,823 3,081    9,904
Personal non-credit card      18,484       1,777       20,261   17,255       2,501       19,756   14,888 3,707   18,595
Commercial and other             220        (179)          41      253        (181)          72      334 (192)      142
                            -------- -----------  ----------- -------- -----------  ----------- -------- ------ --------
TOTAL CUSTOMER LOANS        $128,722 $    27,638  $   156,360 $118,761 $   24,241  $    148,002 $106,437$24,629 $131,066
                            ======== ===========  =========== ======== ===========  =========== ======== ====== ========


(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.


                                        5

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC USA INC. INCOME STATEMENT
IFRS

                                                  THREE MONTHS ENDED 9/30/05                 Three Months Ended 9/30/04
                                           -----------------------------------------    -----------------------------------------
                                              OWNED          IFRS                          Owned   IAS Lite
(DOLLARS ARE IN MILLIONS)                     BASIS       ADJUSTMENTS       IFRS           Basis  Adjustments   IAS Lite
                                           -----------    -----------    -----------   ----------- -----------  --------
Net interest income                        $       761    $         5    $       766    $       698   $  (5)   $     693
Other operating income                             505            (93)           412            362        9         371
                                           -----------    -----------    -----------    ----------- ----------- --------
TOTAL OPERATING INCOME                     $     1,266    $       (88)   $     1,178    $     1,060   $    4   $   1,064
                                           ===========    ===========    ===========    =========== ========   =========
Loan impairment charges                            173             13            186             27     (10)          17
Loan impairment charges, Katrina related            26             --             26             --       --          --
Operating expenses                                 673            (76)           597            480       19         499
                                           -----------    -----------    -----------    -----------  -------   ---------
Profit before tax                                  394            (25)           369            553       (5)         548
Tax expense                                        142             (1)           141            214      (3)         211
                                           -----------    -----------    -----------    -----------  -------   ---------
PROFIT FOR THE PERIOD                      $       252    $       (24)   $       228    $       339   $  (2)   $     337
                                           ===========    ===========    ===========    ===========  =======   =========

Katrina impact, net of tax expense                  --             19             19             --       --          --
Non-recurring items, net of tax expense             --             --             --             --     (99)        (99)
                                           -----------    -----------    -----------    -----------  -------    --------
ADJUSTED PROFIT FOR THE PERIOD             $       252    $        (5)   $       247    $       339  $ (101)   $     238
                                           ===========    ===========    ===========    ===========  ======= ===========

COST EFFICIENCY RATIO:
   Total operating expenses                $       673    $       (76)   $       597    $       480  $   19    $     499
   Net interest income and other
      operating income                           1,266            (88)         1,178          1,060       4        1,064
                                           -----------    -----------    -----------    -----------  ------  -----------
COST EFFICIENCY RATIO                             53.2%            --           50.7%          45.3%     --        46.9%
                                           ===========    ===========    ===========    ===========  ======   =========

ADJUSTED PROFIT FOR THE PERIOD GROWTH:
   Profit for the period                   $       252    $        (5)   $       247    $       339  $(101)   $     238
   IFRS profit for the period growth:
      9/30/05 compared to 9/30/04                                                  4%                                --
                                           ===========    ===========    ===========    ===========  ======   =========

                                                 NINE MONTHS ENDED 9/30/05                    Nine Months Ended 9/30/04
                                           -----------------------------------------    -----------------------------------------
                                              OWNED          IFRS                          Owned  IAS Lite
(DOLLARS ARE IN MILLIONS)                     BASIS       ADJUSTMENTS       IFRS           Basis  Adjustments   IAS Lite
                                           -----------    -----------    -----------    ---------- -----------  --------
Net interest income                        $     2,321    $        26    $     2,347    $     2,041   $  (20)  $   2,021
Other operating income                           1,397           (270)         1,127            995        28      1,023
                                           -----------    -----------    -----------    -----------  --------   --------
TOTAL OPERATING INCOME                     $     3,718    $      (244)   $     3,474    $     3,036   $     8  $   3,044
                                           ===========    ===========    ===========    ===========  ========  =========
Loan impairment charges                            450             47            497              7      (14)        (7)
Loan impairment charges, Katrina related            26             --             26             --        --         --
Operating expenses                               2,012           (226)         1,786          1,489        56      1,545
                                           -----------    -----------    -----------    -----------  --------  ---------
Profit before tax                                1,230            (65)         1,165          1,540       (34)      1,506
Tax expense                                        450             (9)           441            551      (12)        539
                                           -----------    -----------    -----------    -----------  --------  ---------
PROFIT FOR THE PERIOD                      $       780    $       (56)   $       724    $       989  $   (22)  $     967
                                           ===========    ===========    ===========    ===========  ========  =========

Katrina impact, net of tax expense                  --             19             19             --       --         --
Non-recurring items, net of tax expense             --             --             --             --     (99)       (99)
                                           -----------    -----------    -----------    -----------  -------   ---------
ADJUSTED PROFIT FOR THE PERIOD             $       780    $       (37)   $       743    $       989  $ (121)   $    868
                                           ===========    ===========    ===========    ===========  =======  =========

COST EFFICIENCY RATIO:
   Total operating expenses                $     2,012    $      (226)   $     1,786    $     1,489  $    56   $  1,545
   Net interest income and other
      operating income                           3,718           (244)         3,474          3,036        8      3,044
                                           -----------    -----------    -----------    -----------  -------  ---------
COST EFFICIENCY RATIO                             54.1%            --           51.4%          49.0%      --      50.8%
                                           ===========    ===========    ===========    ===========  ======   =========

                                        6




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  14 November 2005